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                                                              Exhibt (c)(1)

                                  November 18, 1996

Personal and Confidential
-------------------------

Mr. Jeffrey Mattfolk
Director of Mergers & Acquisitions
Tyco International Ltd.
One Tyco Park
Exeter, New Hampshire 03033-1106

Dear Jeff:

   This letter is in reference to the continuing discussions that we have had regarding a possible transaction (the "Transaction") between ElectroStar, Inc. ("ElectroStar") and Tyco International Ltd. ("Tyco").

   In consideration of Tyco's efforts in evaluating the proposed
Transaction, ElectroStar hereby agrees that until the Termination Date (as hereinafter defined), it will not, and will cause its officers, directors, employees and other agents not to, directly or indirectly (x) take any action to solicit or initiate any Acquisition Proposal (as hereinafter defined), or
(y) continue, initiate or engage in negotiations concerning any Acqusitition Proposal with, or disclose any non-public information relating to ElectroStar, or afford access to the properties, books or records of ElectroStar to, any corporation, partnership, person or other entity (except Tyco and its representatives) that may be considering or has heretofore made an Acquisition Proposal. The term "Acquisition Proposal" as used herein means any offer or proposal for, or indication of interest in, any acquisition of ElectroStar, whether by way of a merger, consolidation or other business combination involving any equity interest in, or a substantial portion of the assets of, ElectroStar, or the acquisition of more than 5% of the capital stock of ElectroStar (other than the proposed Transaction with Tyco). As used herein, the term "Termination Date" means 5:00 p.m. (E.S.T.)
on Friday, November 22, 1996, which date and time shall automatically be extended until 5:00 p.m. (E.S.T.) on Wednesday, November 27, 1996 if (i) Tyco and ElectroStar have reached an agreement in principle with respect to the structure and form of definitive agreement for the proposed Transaction, and
(ii) in ElectroStar's reasonable opinion, Tyco has diligently and in good faith pursued its investigation and evaluation of ElectroStar. In no event shall the Termination Date be extended beyond November 27, 1996.

   In consideration of ElectroStar's covenants in the preceding paragraph, Electrostar's provision to Tyco of access to certain ElectroStar "Evaluation Material" and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Tyco hereby agrees that for a period of three years from the date hereof, neither Tyco nor any of its affiliates will (nor shall Tyco or its affiliates assist or encourage any other person to) directly or indirectly, unless specifically requested in writing in advance by ElectroStar's Board of Directors: (i) acquire or offer, seek, propose (either publicly or otherwise) or agree to acquire ownership (including, but not limited to, beneficial ownership as defined in

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Mr. Jeffrey Mattfolk
November 18, 1996
Page 2


Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of any of ElectroStar's securities or any rights or options to acquire such ownership,
(ii) seek or propose to influence or control ElectroStar's management or policies, or (iii) make any public disclosure with respect to any of the foregoing; PROVIDED, HOWEVER, that the foregoing prohibitions shall automatically terminate and be of no further effect if (a) a tender offer or exchange offer commences for ElectroStar's securities, or (b) ElectroStar enters into a merger agreement pursuant to which ElectroStar's shareholders would own less than two-thirds of the surviving corporation's stock. Tyco further covenants that for a period of two (2) years following the date of this agreement, Tyco will not, directly or indirectly, solicit for employment or hire any employee of ElectroStar or any of ElectroStar's subsidiaries with whom such Tyco has had contact or who became known to Tyco in connection with its consideration of the Transaction.

   If you are in agreement with the foregoing, please sign and return one copy of this letter, whereupon this letter will constitue our agreement with respect to the subject matter hereof. This agreement may be executed in several counterparts, all of which together shall constitute one and the same agreement.

                                   Very truly yours,

                                   ELECTROSTAR, INC.

                                   By:   /s/  Kenton K. Alder
                                       _________________________________


AGREED AND ACCEPTED THIS
18TH DAY OF NOVEMBER, 1996:

TYCO INTERNATIONAL Ltd.

By:   /s/  Jeffrey D. Mattfolk
    _____________________________________
      Jeffrey Mattfolk
      Director of Mergers & Acquisitions